# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innventure, Inc., CIK 0002001557
CUSIP: 45784M108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6900 TAVISTOCK LAKES BLVD, SUITE 400, ORLANDO, Florida (FL), 32827
Date of event which requires filing of this statement: 05/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002041777

## Reporting persons
- Ascent Capital Partners LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); sole voting power 5,282,828; shared voting power 0; sole dispositive power 5,282,828; shared dispositive power 0; aggregate amount beneficially owned 5,282,828 (11.8% of the class)

## Item 1. Issuer
Name of issuer: Innventure, Inc.
Address of issuer's principal executive offices: 6900 TAVISTOCK LAKES BLVD, SUITE 400, ORLANDO, FLORIDA, 32827.

## Item 2. Person Filing
Name of person filing: Ascent Capital Partners LLC
Address of principal business office or, if none, residence: 16427 N Scottsdale Rd, Ste 410, Scottsdale, AZ 85255
Citizenship: The Reporting Person is an Arizona limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,282,828
Percent of class: 11.8%
Sole power to vote or to direct the vote: 5,282,828
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,282,828
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Ascent Capital Partners
Signature: JONATHAN LOEFFLER
Name/Title: MANAGING DIRECTOR
Date: 05/22/2025

## Signatures
- Ascent Capital Partners LLC: Jonathan Loeffler, Managing Director (05/22/2025)